Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 22, 2005

List of materials

Documents attached hereto:


i) Press release announcing 'S-LCD announces an additional JPY10 billion investment on facility expansion to increase its LCD panel production capacity by 25%'


                                                               November 22, 2005


                                                               S-LCD Corporation

  S-LCD announces an additional JPY10 billion investment on facility expansion to increase its LCD panel production capacity by 25%

TANGJEONG, South Korea, November 22nd, 2005 - S-LCD Corporation (hereafter S-LCD) today announced an expansion of the 7th generation amorphous TFT production facility and an additional investment amounting to approximately 10 billion Japanese Yen. By increasing its production capacity, S-LCD is aiming to meet the increasing demand of LCD panels for TVs.

S-LCD was established as an equal joint venture by Samsung and Sony*1 dedicated to the manufacturing of amorphous TFT LCD panels for LCD TVs. It has a production capacity of 60,000 panels per month (generation 7th glass substrate *2) and is currently in full production manufacturing LCD panels for both Samsung and Sony.

The decision to expand the production facility was made due to increasing market demand for LCD panels for TVs. The capital will be raised by S-LCD itself and the production capacity will be increased by 15,000 panels per month, which will result in a production total of 75,000 panels per month from July 2006.

S-LCD will fully support the LCD TV businesses of both Samsung and Sony as a stable TFT LCD panel supplier.

Details of facility expansion
-----------------------------
Amount for the facility expansion:    Approximately 100 billion Korean Won
                                      (Approximately 10 billion Japanese Yen)
                                      The capital will be raised by S-LCD
Timing of the investment:             Spring, 2006
Production Capacity:                  75,000 panels/month

(At present: 60,000 panels/month, generation 7th glass substrate *2)


*1. Samsung Electronics : 50% plus 1 share, Sony:50% minus 1 share

*2. 7th generation glass panel size: 1,870mm x 2,200mm